STATEMENT OF INVESTMENTS

Dreyfus Treasury Cash Management

April 30, 2007 (Unaudited)

Repurchase Agreements--100.4%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Banc of America Securities LLC			
dated 4/30/07, due 5/1/07 in the amount of			
$800,113,778 (fully collateralized by $392,723,000			
U.S. Treasury Bonds, 7.125%, due 2/15/23, value			
$491,345,531 and cash, value $318,288,695)	5.12	800,000,000	800,000,000
Barclays Financial LLC			
dated 4/30/07, due 5/1/07 in the amount of			
$210,030,392 (fully collateralized by $224,210,542			
Government National Mortgage Association,			
5.50%-6.50%, due 10/15/34-4/20/37, value $214,200,001)	5.21	210,000,000	210,000,000
Barclays Financial LLC			
dated 4/30/07, due 5/1/07 in the amount of			
$70,008,750 (fully collateralized by $142,490,674			
U.S. Treasury Strips, due 5/15/07-8/15/29, value			
$71,400,001)	4.50	70,000,000	70,000,000
Citigroup Global Markets Holdings Inc.			
dated 4/30/07, due 5/1/07 in the amount of			
$288,040,000 (fully collateralized by $37,238,000			
U.S. Treasury Bills, due 5/31/07-9/13/07, value			
$36,779,254, $17,192,000 U.S. Treasury Bonds, 6.50%,			
due 11/15/26, value $20,991,030, $76,898,000 U.S.			
Treasury Notes, 3.875%-4.875%, due 4/30/08-5/15/14,			
value $76,885,866 and $264,675,265 U.S. Treasury			
Strips, due 11/15/07-11/15/23, value $159,103,850)	5.00	288,000,000	288,000,000
Credit Suisse (USA) Inc.			
dated 4/30/07, due 5/1/07 in the amount of			
$800,113,333 (fully collateralized by $137,596,000			
U.S. Treasury Bonds, 4.75%, due 2/15/37, value			
$136,030,147 and $678,366,000 U.S. Treasury Notes,			
3.50%-4.875%, due 8/15/09-11/15/15, value			
$679,970,863)	5.10	800,000,000	800,000,000
Goldman, Sachs & Co.			
dated 4/30/07, due 5/1/07 in the amount of			
$246,029,042 (fully collateralized by $43,830,000			
Treasury Inflation Protected Securities, 3.875%, due			
4/15/29, value $68,951,053 and $367,983,684 U.S.			
Treasury Strips, due 2/15/21-11/15/21, value			
$181,970,472)	4.25	246,000,000	246,000,000
Greenwich Capital Markets			
dated 4/30/07, due 5/1/07 in the amount of			
$459,065,153 (fully collateralized by $468,430,000			
U.S. Treasury Notes, 4.50%, due 3/31/12, value			
$468,181,060)	5.11	459,000,000	459,000,000
J.P. Morgan Chase & Co.			

dated 4/30/07, due 5/1/07 in the amount of $600,085,000 (fully collateralized by $64,280,000 Treasury Inflation Protected Securities, 3.625%, due 4/15/28, value $97,750,825 and $510,391,000 U.S. Treasury Notes, 4.50%-4.625%, due 3/31/09-11/15/09, value $514,249,904)	5.10	600,000,000	600,000,000
J.P. Morgan Chase & Co.			
dated 4/30/07, due 5/1/07 in the amount of $200,028,833 (fully collateralized by $425,889,407 Government National Mortgage Association, 4%-8.50%, due 6/15/08-6/15/48, value $204,001,484)	5.19	200,000,000	200,000,000
Merrill Lynch & Co. Inc.			
dated 4/30/07, due 5/1/07 in the amount of $300,042,583 (fully collateralized by $301,445,000 U.S. Treasury Notes, 4.625%, due 11/15/16, value $306,002,426)	5.11	300,000,000	300,000,000
Merrill Lynch & Co. Inc.			
dated 4/30/07, due 5/1/07 in the amount of $500,072,361 (fully collateralized by $1,799,637,929 Government National Mortgage Association, 4%-7%, due 12/15/08-4/20/37, value $510,000,779)	5.21	500,000,000	500,000,000
Morgan Stanley			
dated 4/30/07, due 5/1/07 in the amount of $800,113,333 (fully collateralized by $529,616,000 Treasury Inflation Protected Securities, 2%-3.375%, due 1/15/12-7/15/12, value $602,579,008 and $335,619,000 U.S. Treasury Strips, due 5/15/07-11/15/18, value $215,000,609)	5.10	800,000,000	800,000,000
UBS Securities LLC			
dated 4/30/07, due 5/1/07 in the amount of $800,113,778 (fully collateralized by $810,727,000 U.S. Treasury Notes, 3.75%-4.75%, due 5/15/08-10/31/11, value $816,002,325)	5.12	800,000,000	800,000,000
Total Investments (cost $6,073,000,000)		**100.4%**	**6,073,000,000**
Liabilities, Less Cash and Receivables		**(.4%)**	**(24,038,122)**
Net Assets		**100.0%**	**6,048,961,878**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.